Exhibit 99.1

Prenetics and Globally Renowned Scientist Prof. Dennis Lo

Establish US$200m Joint Venture “Insighta” for Breakthrough

Multi-Cancer Early Detection Screening

Company will Host Conference Call to Discuss the Transaction on June 26 at 8:30 a.m. EDT

(Prof. Dennis Lo and Danny Yeung at Signing Ceremony)

- Insighta is a 50/50 Joint Venture by Prenetics and Professor Dennis Lo.

- Insighta is powered by technology developed by the Centre for Novostics which is supported by the InnoHK Initiative of the Innovation and Technology Commission of the Hong Kong SAR Government.

- By 2030, the early cancer detection screening opportunity is estimated to be US$6bn in Asia on an annual basis.1

- Prof. Dennis Lo, is the Li Ka Shing Professor of Medicine of the Chinese University of Hong Kong (CUHK) and the Scientific Director of the Centre for Novostics.

Hong Kong, June 26, 2023 – Prenetics Global Limited (NASDAQ: PRE), a leading genomics-driven health sciences company, and Prof. Dennis Lo today announce they have entered into an agreement to establish a joint venture, named Insighta. The board of directors of Prenetics Global Limited has unanimously approved the transaction.

Transaction Terms - Prenetics will receive a 50% equity stake, while Prof. Lo’s party will also receive a 50% equity stake. The joint venture will be governed by a six-person board of directors composed of three directors from each side, with Prof. Lo as the Chairman and Danny Yeung as the CEO. The US$200m transaction makes it the largest private life sciences deal in Hong Kong history and one of the largest in the region.

Prof. Lo will contribute:

World-Class Science – Prof. Lo, renowned for his ground-breaking work in non-invasive prenatal testing (NIPT) and in liquid biopsy, has been bestowed with some of the highest distinctions in life sciences. These accolades include his induction as a Fellow of the Royal Society in 2011, recipient of the esteemed Royal Medal and Breakthrough Prize in 2021, and, most recently, the distinguished Lasker Award in 20222.

Prof. Lo, as the Associate Dean (Research) of the Faculty of Medicine at the Chinese University of Hong Kong, consistently demonstrates outstanding academic leadership. His influence extends far beyond the realm of academia, however. Prof. Lo’s ground-breaking NIPT technology, which he introduced to the world in 2011, now provides standard of care prenatal screening for over 10 million expectant mothers annually across more than 90 countries. Given the significant global market value of the NIPT technology, currently standing at US$7.3bn, its increasing application is anticipated to drive it to an estimated US$13.1bn by 20273.

“FRAGMA”, a new breakthrough technology in which Prof. Lo published in 20224. will be the technology utilized for multi-cancer early detection screening for Insighta.

Prof. Lo’s entrepreneurial success is marked by his co-founding of Cirina, a company acquired by Grail in 2017 for US$300m. Grail itself was subsequently bought by Illumina for a remarkable US$7.1bn, further highlighting Prof. Lo’s considerable impact in the life sciences industry.

Prenetics will contribute:

Robust Capital – Prenetics will provide consideration of US$100m, with US$80m in cash and US$20m in Prenetics stock. The significant outlay by Prenetics demonstrates a shared belief in Insighta’s potential and will be directly utilized to fast-track clinical trials and commercialization of the breakthrough early cancer detection technology.

Strong Management and Commercialization – Danny Yeung, esteemed serial entrepreneur and the dynamic force behind Prenetics, will extend his leadership role as CEO to Insighta. Danny’s proven track record positions him perfectly for steering Insighta’s journey ahead.

Danny Yeung, Chief Executive Officer of Prenetics and Insighta said, “I am absolutely thrilled to embark on this Joint Venture alongside Prof. Dennis Lo, a figure of immense reverence in the scientific community. His pioneering work in genomics has already transformed millions of lives around the globe. With Insighta, we are presented with a once in a lifetime opportunity. The potential of our Presight test is immense, potentially influencing the health of 1 billion individuals in Asia. Our primary focus for the initial launch will be in Mainland China, Hong Kong and other parts of Asia. On a global scale, we intend to forge alliances with healthcare institutions and forward-thinking governments that align with our vision – a commitment to save lives through the power of early cancer detection. Given the scale of our mission to combat cancer, we are enthusiastically open to collaborations with researchers and partners worldwide. We wholeheartedly welcome your contributions and insights.”

Prof. Lo said, “I am genuinely exhilarated to be at the forefront of such a ground-breaking new technology. Joining forces with Danny Yeung and Prenetics is particularly inspiring – a joint venture that not only ensures robust capital resources, strong management but also a mutual vision of global health transformation. We are driven by the profound potential to save countless lives, and together, we will make a significant stride towards a healthier future for all.”

Prof. Lo further stated “Insighta is dedicated to introducing a breakthrough technology, “FRAGMA”. The science behind Presight holds immense potential for multi-cancer early detection. Epigenetics studies the modifications of DNA that affect its behaviour without changing the DNA sequence. Fragmentation patterns of plasma DNA can be used as an epigenetics-based cancer test with high accuracy and a simple workflow. Another key distinguishing hallmark of Presight is its cost-effectiveness. This innovation doesn’t merely represent a significant leap in cancer detection—it has the potential to transform millions of lives and change the trajectory of cancer prognosis, offering hope where it was once scarce.”

Danny Yeung further said “We are mindful that cost is a vital determinant in the viability of any breakthrough science and Presight has been engineered with cost as a critical factor. With a target price of less than US$200 per test, Insighta exemplifies our commitment to advancing science for the betterment of global health. Our objective is to transform early cancer detection from a luxury to a universally accessible necessity.”

Market Opportunity

Cancer is a global health challenge causing 10 million deaths each year worldwide, including 6 million fatalities in Asia alone5. The key to enhancing survival rates lies in early detection, yet unfortunately, most cancers are diagnosed in their advanced stages when treatment options are limited and prognoses are often dire. Despite the importance of screening, the current globally-accepted guidelines only encompass five specific types of cancer. Strikingly, there are no recommended early detection screenings for cancers accounting for nearly 71% of global cancer-related deaths6.

Insighta’s first breakthrough test, Presight, is set to begin a multi-country 5000-patient clinical trial in early 2024. The initial Presight tests will be focused on liver and lung cancer with it first being made commercially available in Mainland China and Hong Kong in 2025. Liver and lung cancers are the first and second most lethal forms of cancer in Mainland China and pose a significant health threat across all of Asia. In 2027, Insighta plans to launch Presight One, a multi-cancer early detection test capable of detecting more than 10+ different cancers.

Considering that the median age for cancer diagnosis is 66 years, it is clear that individuals aged 40 and above are the most likely to reap the benefits of early cancer detection7. This demographic represents a staggering 2.03 billion people globally, with Asia contributing to a substantial 1.22 billion of this population. These statistics underscore the urgent and pressing need for innovative early cancer detection solutions. By the year 2030, the demand for early detection cancer screenings could potentially translate into 30 million tests in Asia, annually. This indicates not only a promising advance in healthcare but also a substantial market opportunity, which Prenetics estimates at US$6 billion. Insighta’s focus underscores our mission of saving lives through early cancer detection, and we see this forecast as a testament to the game-changing impact of our cutting-edge technology.

Danny Yeung concluded, “This represents a transformative milestone for Prenetics, enabling us to enhance life’s quality through cutting-edge scientific innovations. From prevention (CircleDNA) and early detection (Insighta) to treatment (ACT), our innovative approach promises to significantly raise the bar in healthcare.”

Webcast and Transaction Presentation Details

Prof. Lo and Danny Yeung will host a webcast today, June 26th, at 8:30 a.m. Eastern Daylight Time to discuss the transaction. To access the conference call, please register at the link below:

https://prenetics.zoom.us/webinar/register/WN_i3iwuZoDTL-VrhmiPSidDg#/registration

Presentation material can be accessed on the investor relations section of Prenetics website at https://ir.prenetics.com/news-events/presentations

Structure and Approvals

The transaction is subject to customary closing conditions, including applicable regulatory approvals. Prenetics expects to close the transaction in July 2023.

Advisors

UBS AG Hong Kong Branch is serving as exclusive financial advisor and Baker McKenzie is serving as legal advisor to Prenetics. Kwok Yih & Chan is serving as legal advisor to Prof. Lo.

About Insighta

Insighta, a landmark Joint Venture between Prenetics (NASDAQ: PRE), and renowned scientist, Prof. Dennis Lo, aims to revolutionize multi-cancer early detection. Backed by world-class science from Prof. Lo, robust capital resources of US$100m from Prenetics, and led by successful entrepreneur Danny Yeung, the joint venture is poised to transform cancer screening. Insighta plans to introduce Presight for lung and liver cancers in 2025, and to expand with Presight One for 10+ cancers in 2027. Insighta presents an unprecedented opportunity to save lives and bolster Hong Kong’s standing as a global hub for life sciences innovation. To learn more about Insighta, please visit www.insighta.com

About Prenetics

Prenetics, a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world’s most comprehensive consumer DNA test. Insighta, our US$200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Insighta plans to introduce Presight for lung and liver cancers in 2025, and to expand with Presight One for 10+ cancers in 2027. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics’ units synergistically enhances our global impact on health, truly embodying our commitment to “enhancing life through science”. To learn more about Prenetics, please visit www.prenetics.com

Investor Relations Contact:

investors@prenetics.com ICR Westwicke: Caroline Corner: Email: caroline.corner@westwicke.com

Media contact:

Strategic Public Relations Group: Corinne Ho: Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, “poised to”, “set to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; its ability to identify and execute on M&A opportunities, especially in precision oncology; uncertainties inherent in the development of its cancer screening and detection tests, including the conduct of research activities, the initiation and completion of preclinical studies and clinical trials; uncertainties as to the availability and timing of results from preclinical studies and clinical trials; and the timing of and the Company’s ability to submit and obtain regulatory approval for its cancer screening and detection tests. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement on Form F-1 and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

References

1.	Internal Prenetics estimates based on population of 30m annual screens for early cancer detection in Asia
2.	https://www.nytimes.com/2022/09/28/health/lasker-award-medical-research.html
3.	https://www.annualreviews.org/doi/10.1146/annurev-genom-083118-015053
4.	https://www.pnas.org/doi/10.1073/pnas.2209852119
5.	https://www.who.int/news-room/fact-sheets/detail/cancer
6.	https://pubmed.ncbi.nlm.nih.gov/34870399/
7.	https://www.cancer.gov/about-cancer/causes-prevention/risk/age